Exhibit 99.1

8 February 2013

Corrective disclosure – top 20 shareholders

Mission NewEnergy Limited (ASX:MBT)

Mission refers to the list of its top 20 shareholders as at 18 October 2012 set out on the second last page of its 2012 Annual Report as released to ASX on 23 October 2012.

It has come to Mission’s attention that the entry shown as “USA Register Control” did not correctly describe the legal holder of shares for that entry. Mission understands that the legal holder of the relevant shares is, in fact, Cede & Co, which is the entity which holds the legal title to all shares on Mission’s US register.

A revised top 20 shareholder list (as at 18 October 2012) incorporating this change is attached.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com

Top 20 shareholders as at 18 October 2012

Rank	Name	Units	% of Units

1.	CEDE & CO	5,479,998	50.41
2.	NADARAJA MUTHU	1,417,860	13.04
3.	CITICORP NOMINEES PTY LIMITED	1,277,516	11.75
4.	MISSION EQUITIES SDN BHD	492,957	4.53
5.	MR BOONSRI PEWKLIANG + MRS KATIMA PEWKLIANG <THE B PEWKLIANG FAM A/C>	347,473	3.20
6.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	326,821	3.01
7.	NATIONAL NOMINEES LIMITED	310,584	2.86
8.	SWAMINATHAN MAHALINGAM	119,999	1.10
9.	MR GUY BURNETT	112,001	1.03
10.	MR JAMES GARTON	108,001	0.99
11.	JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	66,945	0.62
12.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	65,582	0.60
13.	MS YUK YING LAI + MR TZE WAI WONG	53,229	0.49
14.	MR PARANTAMAN RAMASAMY	50,028	0.46
15.	MR WAYNE ALLAN MASTERTON + MRS ROSLYN JOYCE MASTERTON <THE MASTERTON S/F A/C>	42,081	0.39
16.	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LTD	31,376	0.29
17.	MR JOSEPH AUGUSTINE FERRAZ + MRS MARIA JOAQUINA FERRAZ	30,000	0.28
18.	Mr CHARLES CRUMLISH	20,000	0.18
19.	TERRA DEVELOPMENTS PTY LTD <TERRA SUPER FUND NO 2 A/C>	16,850	0.16
20.	MS SARAH LIM	15,984	0.15
Totals: Top 20 holders of ORDINARY SHARES		10,385,285	95.54

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